Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)
(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

		Three months ended March 31
	Notes	2015	2014
REVENUE
Oil sales, net of royalties	4	$29,573	$78,366
Finance revenue	5	143	97
		29,716	78,463

EXPENSES
Production and operating		15,465	19,578
Selling costs	6	3,091	—
General and administrative		7,918	7,008
Foreign exchange (gain) loss		(5,057)	(3,110)
Finance costs	5	1,675	1,892
Exploration		21	438
Depletion, depreciation and amortization		11,524	13,165
Realized derivative loss on commodity contracts		688	—
Unrealized (gain) loss on financial instruments	11	2,399	3,519
		37,724	42,490

Earnings (loss) before income taxes		(8,008)	35,973

Income tax expense (recovery) – current		6,875	19,894
– deferred		(3,686)	(613)
		3,189	19,281
NET EARNINGS (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD		$(11,197)	$16,692

Earnings (loss) per share	15
Basic		$(0.15)	$0.22
Diluted		$(0.17)	$0.22
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q1-2015	1

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	March 31, 2015	December 31, 2014
ASSETS
Current
Cash		$126,101	$140,390
Accounts receivable		91,428	117,575
Prepaids and other		13,417	16,872
Product inventory	7	3,565	—
		234,511	274,837
Non-Current
Restricted cash		1,549	1,548
Deferred financing costs	10	1,336	1,572
Intangible exploration and evaluation assets	8	107,076	100,594
Property and equipment
Petroleum properties	9	256,151	261,737
Other assets	9	5,542	5,590
Goodwill		8,180	8,180
		$614,345	$654,058

LIABILITIES
Current
Accounts payable and accrued liabilities		$26,781	$45,150
		26,781	45,150
Non-Current
Convertible debentures	11	65,511	69,093
Deferred taxes		35,365	39,050
Other long-term liabilities		572	665
		128,229	153,958

SHAREHOLDERS’ EQUITY
Share capital	13	164,305	164,006
Contributed surplus		20,104	19,427
Retained earnings		301,707	316,667
		486,116	500,100
		$614,345	$654,058
See accompanying notes to the Condensed Consolidated Interim Financial Statements.
Approved on behalf of the Board:
Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
President and CEO	Director
Director

2	Q1- 2015

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity
(Unaudited - Expressed in thousands of U.S. Dollars)

		Three months ended March 31
	Notes	2015	2014

Share Capital
Balance, beginning of period	13	$164,006	$160,561
Stock options exercised	13	208	716
Transfer from contributed surplus on exercise of options	13	91	254
Balance, end of period		$164,305	$161,531

Contributed Surplus
Balance, beginning of period		$19,427	$15,692
Share-based compensation expense	14	768	872
Transfer to share capital on exercise of options		(91)	(254)
Balance, end of period		$20,104	$16,310

Retained Earnings
Balance, beginning of period		$316,667	$323,937
Net earnings (loss) and comprehensive income (loss)		(11,197)	16,692
Dividends paid	16	(3,763)	—
Balance, end of period		$301,707	$340,629
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q1-2015	3

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of U.S. Dollars)

		Three months ended March 31
	Notes	2015	2014
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net earnings (loss) for the period		$(11,197)	$16,692
Adjustments for:
Depletion, depreciation and amortization		11,524	13,165
Deferred lease inducement		101	105
Stock-based compensation		953	834
Finance costs	5	1,675	1,892
Income tax expense		3,189	19,281
Unrealized (gain) loss on financial instruments	11	2,399	3,519
Unrealized (gain) loss on foreign currency translation		(5,057)	(3,107)
Income taxes paid		(6,875)	(19,894)
Changes in non-cash working capital	18	21,336	(29,276)
Net cash generated by (used in) operating activities		18,048	3,211

INVESTING
Additions to intangible exploration and evaluation assets	8	(6,482)	(1,196)
Additions to petroleum properties	9	(7,367)	(13,080)
Additions to other assets	9	(252)	(89)
Changes in restricted cash		(1)	(1)
Changes in non-cash working capital	18	(10,848)	315
Net cash generated by (used in) investing activities		(24,950)	(14,051)

FINANCING
Issue of common shares for cash	13	208	716
Interest paid		(2,578)	(3,847)
Dividends paid	16	(3,763)	—
Increase (decrease) in other long-term liabilities		(126)	(130)
Net cash generated by (used in) financing activities		(6,259)	(3,261)
Currency translation differences relating to cash and cash equivalents		(1,128)	(384)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(14,289)	(14,485)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		140,390	122,092
CASH AND CASH EQUIVALENTS, END OF PERIOD		$126,101	$107,607
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

4	Q1- 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at March 31, 2015 and December 31, 2014 and for the periods ended March 31, 2015 and 2014
(Unaudited - Expressed in U.S. Dollars)
1. CORPORATE INFORMATION
TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ Exchange (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe Energy Corporation together with its subsidiaries (“TransGlobe” or the “Company”) is engaged primarily in oil exploration, development and production and the acquisition of properties.
2. BASIS OF PREPARATION
Statement of compliance
These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board effective as of March 31, 2015. These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2014 Consolidated Financial Statements.
These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on May 5, 2015.
Basis of measurement
The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent Annual Financial Statements for the year ended December 31, 2014.
The Company prepared these Condensed Consolidated Interim Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis, except for cash and convertible debentures that have been measured at fair value.
Functional and presentation currency
In these Condensed Consolidated Interim Financial Statements, unless otherwise indicated, all dollar amounts are presented and expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.
3. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair Values of Financial Instruments
The Company has classified its cash as assets at fair value through profit or loss and its convertible debentures as financial liabilities at fair value through profit or loss, which are both measured at fair value with changes being recognized through earnings. Accounts receivable and restricted cash are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured initially at fair value, then at amortized cost after initial recognition.
Carrying value and fair value of financial assets and liabilities are summarized as follows:

	March 31, 2015		December 31, 2014
	Carrying	Fair	Carrying	Fair
Classification (000s)	Value	Value	Value	Value
Financial assets at fair value through profit or loss	$126,101	$126,101	$140,390	$140,390
Loans and receivables	92,977	92,977	119,123	119,123
Financial liabilities at fair value through profit or loss	65,511	65,511	69,093	69,093
Other liabilities	26,781	26,781	45,150	45,150
Assets and liabilities at March 31, 2015 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.
The Company’s cash and convertible debentures are assessed on the fair value hierarchy described above. TransGlobe’s cash and convertible debentures are classified as Level 1. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.

Q1-2015	5

Credit risk
Credit risk is the risk of loss if the counter-parties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in the collection of accounts receivable to date.
Trade and other receivables are analyzed in the table below. The majority of these receivables are due from the Egyptian General Petroleum Corporation ("EGPC"). The political transition and resultant economic malaise in the country that began in 2011 has resulted in irregular collection of accounts receivable from EGPC and generally a larger receivable balance, which has increased TransGlobe's credit risk. Despite these factors, the Company expects to collect in full all outstanding receivables.
In January 2015, TransGlobe began direct sales of Eastern Desert entitlement production to international buyers. The Company completed its first direct crude sale to a third party buyer during the first quarter of 2015. Going forward, the Company anticipates that direct sales will continue to reduce outstanding accounts receivable and credit risk in future periods.

(000s)
Trade receivables at March 31, 2015
Neither impaired nor past due	$2,744
Impaired
Not impaired and past due in the following period
Within 30 days	424
31-60 days	11,154
61-90 days	14,768
Over 90 days	62,338
4. OIL REVENUE

	Three months ended March 31
(000s)	2015	2014
Oil sales	$54,251	$153,140
Less: Royalties	24,678	74,774
Oil sales, net of royalties	$29,573	$78,366
5. FINANCE REVENUE AND COSTS
Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.
Finance costs recognized in earnings were as follows:

	Three months ended March 31
(000s)	2015	2014
Interest expense	$1,439	$1,616
Amortization of deferred financing costs	236	276
Finance costs	$1,675	$1,892
6. SELLING COSTS
Selling costs include transportation and marketing costs associated with the direct sale of the Company's Egyptian crude oil production to third party buyers. The Company completed its first direct crude sale to a third party buyer during the first quarter of 2015.

7. PRODUCT INVENTORY
Product inventory consists of 179,730 barrels of crude oil held in storage, which is valued at the lower of cost or net realizable value. As determined on a concession by concession basis, cost is the Company's expenses related to the operation and depletion associated with the production of the crude oil that is held in storage.

6	Q1- 2015

8. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2014	$100,594
Additions	6,482
Balance at March 31, 2015	$107,076
9. PROPERTY AND EQUIPMENT

	Petroleum	Other
(000s)	Properties	Assets	Total
Balance at December 31, 2014	$523,833	$13,204	$537,037
Additions	7,367	252	7,619
Balance at March 31, 2015	$531,200	$13,456	$544,656

Accumulated depletion, depreciation, amortization and impairment losses at December 31, 2014	$262,096	$7,614	$269,710
Depletion, depreciation and amortization for the period	12,953	300	13,253
Balance at March 31, 2015	$275,049	$7,914	$282,963

Net Book Value
At December 31, 2014	$261,737	$5,590	$267,327
At March 31, 2015	$256,151	$5,542	$261,693
10. LONG-TERM DEBT
The Company’s interest-bearing loans and borrowings are measured at amortized cost. As at March 31, 2015, the only significant interest-bearing loans and borrowings related to the Borrowing Base Facility, under which the Company has borrowing capacity of $85.5 million. The Borrowing Base Facility has a term that extends to December 31, 2017, and is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries and a fixed and floating charge over certain assets. The credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 5.0% to 5.5% and is dependent on the amount drawn. The Company incurs standby interest charges on amounts available but not drawn under the Borrowing Base Facility, which significantly impacts the effective interest rate in periods when there are small or no borrowings under the facility. The amount of the Borrowing Base may fluctuate over time and is determined principally by the net present value of the Company’s Proved and Probable reserves over the term of the Borrowing Base Facility, up to a pre-defined commitment amount which is subject to pre-determined semi-annual reductions in accordance with the terms of the Borrowing Base Facility. Accordingly, for each balance sheet date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.
Deferred financing costs related to the Borrowing Base Facility have been presented as an asset on the Company's Condensed Consolidated Interim Balance Sheets as at March 31, 2015 and December 31, 2014 since there were no amounts drawn on the Borrowing Base Facility as at these dates. Deferred financing costs are amortized based on the borrowing capacity available in the Borrowing Base Facility.
11. CONVERTIBLE DEBENTURES

(000s)
Balance at December 31, 2014	$69,093
Fair value adjustment	2,399
Foreign exchange adjustment	(5,981)
Balance at March 31, 2015	$65,511
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$14.21 per common share. The debentures were not redeemable by the Company on or before March 31, 2015 other than in limited circumstances described below or in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$17.76 per common share). The conversion price of the convertible debentures will adjust for any amounts paid out as dividends on the common shares of the Company. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
The convertible debentures are classified as financial instruments at fair value through profit or loss, and as such are measured at fair value with changes in fair value included in earnings. Fair value is determined based on market price quotes from the exchange on which the convertible debentures are traded as at the period end date. As at March 31, 2015 the convertible debentures were trading at a price of C$85.00 for a C$100.00 par value debenture. As a result, the Company has recognized an expense of $2.4 million for the three months ended March 31, 2015.

Q1-2015	7

12. COMMITMENTS AND CONTINGENCIES
The Company is subject to certain office and equipment leases.
Pursuant to the PSC for North West Gharib in Egypt, the Company has a minimum financial commitment of $35.0 million ($10.3 million remaining) and a work commitment for 30 wells and 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013. As at March 31, 2015, the Company had expended $24.7 million towards meeting that commitment.
Pursuant to the PSC for South East Gharib in Egypt, the Company has a minimum financial commitment of $7.5 million ($2.4 million remaining)and a work commitment for two wells, 200 square kilometers of 3-D seismic and 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at March 31, 2015, the Company had expended $5.1 million towards meeting that commitment.
Pursuant to the PSC for South West Gharib in Egypt, the Company has a minimum financial commitment of $10.0 million ($5.1 million remaining)and a work commitment for four wells and 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at March 31, 2015, the Company had expended $4.9 million towards meeting that commitment.

Pursuant to the PSC for South Ghazalat in Egypt, the Company has a minimum financial commitment of $8.0 million ($7.6 million remaining) and a work commitment for two wells and 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at March 31, 2015, the Company had expended $0.4 million towards meeting that commitment.
Pursuant to the PSC for North West Sitra in Egypt, the Company has a minimum financial commitment of $10.0 million ($9.9 million remaining) and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three and a half year exploration period, which commenced on January 8, 2015. As at March 31, 2015, the Company had expended $0.1 million towards meeting that commitment.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2015.
13. SHARE CAPITAL
Authorized
The Company is authorized to issue an unlimited number of common shares with no par value.
Issued

	Three months ended		Year ended
	March 31, 2015		December 31, 2014
000’s	Shares	Amount	Shares	Amount
Balance, beginning of period	75,240	$164,006	74,600	$160,561
Stock options exercised	70	208	640	2,562
Share-based compensation on exercise	—	91	—	883
Balance, end of period	75,310	$164,305	75,240	$164,006
On March 25, 2015, the Toronto Stock Exchange ("TSX") accepted the Company's notice of intention to make a Normal Course Issuer Bid ("NCIB") for its common shares. Under the NCIB, the Company may acquire up to 6,207,585 common shares, which is equal to 10% of the public float. The NCIB commenced on March 31, 2015, and will terminate on March 30, 2016 or such earlier date on which TransGlobe completes its purchases of common shares under the NCIB or terminates the NCIB at its option.
During the quarter ended March 31, 2015, TransGlobe did not repurchase any common shares. Between April 1, 2015 and May 4, 2015, the Company repurchased 607,489 common shares. All common shares acquired will be cancelled and the cost of shares repurchased (including transaction costs) will be applied directly against share capital in the periods in which the respective repurchase transactions are settled.
14. SHARE-BASED PAYMENTS
The Company operates a stock option plan (the “Plan”) to provide equity-settled share-based remuneration to directors, officers and employees. The number of common shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price equal to the weighted average trading price of the common shares for the five trading days prior to the date of grant. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.

8	Q1- 2015

The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Three months ended		Year ended
	March 31, 2015		December 31, 2014
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	6,027	9.58	5,871	9.51
Granted	—	—	1,208	7.34
Exercised	(70)	3.64	(640)	4.48
Forfeited	(531)	9.49	(412)	10.92
Options outstanding, end of period	5,426	9.72	6,027	9.58
Options exercisable, end of period	3,422	10.38	3,193	10.35
Share–based compensation
Compensation expense of $0.8 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss) and Changes in Shareholders’ Equity during the period ended March 31, 2015 (2014 - $0.9 million) in respect of equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.
All options granted vest annually over a three-year period and expire five years after the grant date. During the period ended March 31, 2015, employees exercised 70,000 (2014 – 115,000) stock options. The fair value related to these options was $0.1 million, (2014 - $0.3 million) at time of grant and has been transferred from contributed surplus to share capital. As at March 31, 2015 and December 31, 2014, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.
Restricted share unit, performance share unit and deferred share unit plans
In May 2014, the Company implemented a restricted share unit ("RSU") plan, a performance share unit ("PSU") plan and a deferred share unit ("DSU") plan. RSUs may be issued to directors, officers and employees of the Company, and each RSU entitles the holder to a cash payment equal to the fair market value of a TransGlobe common share on the vesting date of the RSU. All RSUs granted vest annually over a three-year period, and all must be settled within 30 days of their respective vesting dates.
PSUs are similar to RSUs, except that the number of PSUs that ultimately vest is dependent on achieving certain performance targets and objectives as set by the board of directors. Depending on performance, vested PSUs can range between 50% and 150% of the original PSU grant. All PSUs granted vest on the third anniversary of their grant date, and all must be settled within 60 days of their vesting dates.
DSUs are similar to RSUs, except that they become fully vested on the date of grant and are only issued to directors of the Company. Distributions under the DSU plan do not occur until the retirement of the DSU holder from the Company's board of directors.
The number of RSUs, PSUs and DSUs outstanding as at March 31, 2015 are as follows:

	Restricted	Performance	Deferred
	Share	Share	Share
(000s)	Units	Units	Units
Units outstanding, beginning of year	367	294	149
Granted	162	—	—
Forfeited	(16)	(29)	—
Reinvested	6	4	2
Units outstanding, end of year	519	269	151
Compensation expense of $0.2 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statement of Earnings (Loss) and Comprehensive Income (Loss) and Changes in Shareholders' Equity during the three month period ended March 31, 2015 in respect of share units granted under the three plans described above. The expense related to the share units granted under these plans is measured at fair value using the lattice-based trinomial pricing model and is recognized over the vesting period, with a corresponding liability recognized on the Condensed Consolidated Interim Balance Sheet. Until the liability is ultimately settled, it is re-measured at each reporting date with changes to fair value recognized in earnings.
15. PER SHARE AMOUNTS
The earnings used in the calculation of basic and diluted earnings per share amounts are as follows:

	Three months ended March 31
(000s)	2015	2014
Net earnings (loss)	$(11,197)	$16,692
Dilutive effect of convertible debentures	(2,380)	—
Diluted net earnings (loss)	$(13,577)	$16,692

Q1-2015	9

In calculating the earnings per share, basic and diluted, the following weighted-average shares were used:

	Three months ended March 31
(000s)	2015	2014
Weighted-average number of shares outstanding	75,263	74,637
Dilutive effect of stock options	—	883
Dilutive effect of convertible debentures	6,879	—
Weighted-average number of diluted shares outstanding	82,142	75,520
In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the period ended March 31, 2015, the Company excluded all 5,426,300 stock options (2014 – 4,245,700) as their exercise price was greater than the average common share market price in the period.
The convertible debentures are dilutive in any period in which earnings per share is reduced (or loss per share is increased) by the effect of adjusting net earnings or loss for the impact of the convertible debentures, and adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures.
16. DIVIDENDS
On March 3, 2015, TransGlobe's Board of Directors approved and declared a quarterly dividend of $0.05 per share, paid in cash as follows:

Ex-dividend date	Record date	Payment date	Per share amount
March 12, 2015	March 16, 2015	March 31, 2015	$0.05

The initiation of a quarterly dividend payment program in the second quarter of 2014 is a key component of TransGlobe's objective to create value for its shareholders.
The actual amount of future quarterly dividends will be proposed by management and subject to the approval and discretion of the Board. The Board reviews proposed dividend payments in conjunction with their review of quarterly financial and operating results. Future dividend levels will be dependent upon economic factors including commodity prices, capital expenditure programs and production volumes, and will be evaluated regularly to ensure that dividend payments do not compromise the strong financial position or the growth of the Company.
17. SEGMENTED INFORMATION
The Company has two reportable operating segments: the Arab Republic of Egypt and the Republic of Yemen. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of properties.
In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.
The accounting policies of the operating segments are the same as the Company’s accounting policies.

10	Q1- 2015

	Egypt		Yemen		Total
	Three months ended March 31		Three months ended March 31		Three months ended March 31
(000s)	2015	2014	2015	2014	2015	2014
Revenue
Oil sales, net of royalties	$28,376	$73,921	$1,197	$4,445	$29,573	$78,366
Other income	80	5	1	—	81	5
Total segmented revenue	28,456	73,926	1,198	4,445	29,654	78,371

Segmented expenses
Production and operating	13,000	16,307	2,465	3,271	15,465	19,578
Selling costs	3,091	—	—	—	3,091	—
Depletion, depreciation and amortization	11,416	12,370	—	702	11,416	13,072
Realized derivative loss on commodity contracts	688	—	—	—	688	—
Income taxes - current	6,817	19,435	58	459	6,875	19,894
Income taxes - deferred	(3,686)	(1,492)	—	879	(3,686)	(613)
Total segmented expenses	31,326	46,620	2,523	5,311	33,849	51,931
Segmented earnings (loss)	$(2,870)	$27,306	$(1,325)	$(866)	(4,195)	26,440

Total non-segmented expenses					7,002	9,748

Net earnings (loss) for the period					$(11,197)	$16,692

Capital expenditures
Exploration and development	$14,033	$13,916	$—	$434	$14,033	$14,350
Corporate					68	15
Total capital expenditures					$14,101	$14,365

Q1-2015	11

The carrying amounts of reportable segment assets and liabilities are as follows:

March 31, 2015
(000s)	Egypt	Yemen	Total
Assets
Segmented assets	502,449	4,537	506,986
Non-segmented assets			107,359
Total assets			$614,345

Liabilities
Segmented liabilities	53,746	3,496	57,242
Non-segmented liabilities			70,987
Total liabilities			$128,229

December 31, 2014
(000s)	Egypt	Yemen	Total
Assets
Segmented assets	597,475	3,493	600,968
Non-segmented assets			53,090
Total assets			$654,058

Liabilities
Segmented liabilities	74,277	3,940	78,217
Non-segmented liabilities			75,741
Total liabilities			$153,958
18. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in non-cash working capital consisted of the following:

	Three months ended March 31
(000s)	2015	2014
Operating Activities
(Increase) decrease in current assets
Accounts receivable	$26,147	$(25,752)
Prepaids and other	3,590	(2,903)
Product inventory	(1,836)	(1,739)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(6,565)	1,118
	$21,336	$(29,276)

Investing Activities
(Increase) decrease in current assets
Prepaids and other	$—	$460
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(10,848)	(145)
	$(10,848)	$315

12	Q1- 2015